

December 21, 2010

Via U.S. Mail and Facsimile
Sherri A. Brillon
Chief Financial Officer
Encana Corporation
1800-855 2$^{nd}$ Street, S.W.
P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5

      **Re:**    **Encana Corporation**
              **Form 40-F for the Fiscal Year Ended December 31, 2009**
              **Filed February 18, 2010**

Dear Ms. Brillon:

      We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F

Delivery Commitments, page 33

1.       We note your response to comment three from our letter dated September 28, 2010.  Item 1207(a) of Regulation S-K requires you to disclose "material information" about your ability to meet your delivery commitments "in the near future," including "the principle sources" for meeting those commitments and "the total quantities of oil and gas that are subject to delivery commitments The disclosure that you refer us to states simply that you have "a number of delivery commitments" and that you have "sufficient natural gas reserves to meet these commitments."  It does not appear to provide the level of disclosure required by Item 1207(a).  Furthermore, while your disclosure indicates that "[m]ore detailed information can be found in the Contractual Obligations and Contingencies section of [your] Management's Discussion and Analysis" it is not clear to the staff how that disclosure address Item 1207(a).  Please advise or revise.

<u>Appendix B</u>

2.       We note your response to comment four from our letter dated September 28, 2010 and we reissue the comment.  Because you have chosen to report—and received an exemption to report—your reserves in accordance with the rules of the U.S. Securities and Exchange Commission, you are required to comply fully with the U.S. disclosure requirements relating to your oil and gas producing activities pursuant to Subpart 1200 of Regulation S-K.  Please provide a report that complies with Item 1202(a)(8).  We refer you to paragraph 1(a)(i) under "Decision" in Annex C of your letter dated October 8, 2010.

<u>Closing Comments</u>

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Parker Morrill at (202) 551-3696, or, in his absence, me at (202) 551-3740 with any questions.

                                             Sincerely,


                                             H. Roger Schwall
                                             Assistant Director